SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

ATLANTIC COAST AIRLINES HOLDINGS, INC.

(Name of Subject Company)

ATLANTIC COAST AIRLINES HOLDINGS, INC.

(Name of Person Filing Statement)

Common Stock, Par Value $.02 Per Share

(Title of Class of Securities)

048396105

(CUSIP Number of Class of Securities)

Kerry B. Skeen

Chairman and Chief Executive Officer

Atlantic Coast Airlines Holdings, Inc.

45200 Business Court

Dulles, Virginia 20166

(703) 650-6000

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

COPIES TO:

Ronald O. Mueller, Esq.

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.

Washington, D.C. 20036

(202) 955-8500

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This filing is being made to correct the reference to the date of the United bankruptcy filing that appears on the stock price performance graph presented on page number 6 of the investor slide presentation dated December 16, 2003.

ACA Overview: Return Comparison

MESA versus ACAI
United bankruptcy
WTC attack
Splits:
+1000%
+500%
0%
ACAI
MESA
1994
1996
1998
2000
2002
15
10
5
0
Millions
Volume
Copyright 2003 Yahoo! Inc.
http://finance.yahoo.com/

6

6 United bankruptcy WTC attack ACA Overview: Return Comparison MESA versus ACAI Source: Yahoo.com; comparison of ACAI vs. Mesa (linear scale).